EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (“EchoStar”) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group is comprised of all existing and future businesses of Hughes Satellite Systems Corporation and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the HSSC Group, our tracking stock structure does not affect the ownership of or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are unaudited.  The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of December 31, 2016 and 2015 and our consolidated revenue, expenses and cash flows for the years ended December 31, 2016, 2015 and 2014.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2016 included in our Annual Report on Form 10-K.

On January 31, 2017, EchoStar and certain of its subsidiaries entered into the Share Exchange Agreement. The Share Exchange Agreement provides, among other things, that EchoStar and its subsidiaries will receive all of the shares of the EchoStar Tracking Stock (as defined below) and HSS Tracking Stock (as defined below) in exchange for 100% of the equity interests of certain subsidiaries of EchoStar that will hold its EchoStar Technologies businesses. Following consummation of the Share Exchange, the EchoStar Tracking Stock and HSS Tracking Stock will be retired and all agreements, arrangements and policy statements with respect to, and terms of, such tracking stock will terminate and be of no further effect. For more information regarding the Share Exchange, See Note 18 in the notes to consolidated financial statements in Item 15 of our most recent Annual Report on Form 10-K.

Condensed Attributed Balance Sheets
(In thousands)
(Unaudited)

	Attributed As of December 31, 2016				Attributed As of December 31, 2015
	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$2,258,887	$—	$2,258,887	$—	$636,333	$—	$636,333
Trade accounts receivable, net	28,452	154,060	—	182,512	27,094	112,416	—	139,510
Trade accounts receivable - DISH Network, net	—	19,323	—	19,323	—	21,258	—	21,258
Inventory	4,364	59,305	(1,031)	62,638	6,699	43,665	(1,567)	48,797
Prepaids and deposits	487	34,018	—	34,505	990	37,232	—	38,222
Inter-group advances	14,259	—	(14,259)	—	—	30,398	(30,398)	—
Other current assets	—	122,261	—	122,261	—	60,660	—	60,660
Total current assets	47,562	2,647,854	(15,290)	2,680,126	34,783	941,962	(31,965)	944,780
Noncurrent Assets:
Restricted cash and cash equivalents	—	11,820	—	11,820	—	20,140	—	20,140
Property and equipment, net	143,496	2,168,238	(17,008)	2,294,726	162,497	2,118,727	(15,822)	2,265,402
Regulatory authorizations	—	471,658	—	471,658	—	471,658	—	471,658
Goodwill	260,000	244,173	—	504,173	260,000	244,173	—	504,173
Other intangible assets, net	15,402	65,332	—	80,734	31,488	83,932	—	115,420
Economic interest in Hughes Retail Group	—	317,999	(317,999)	—	—	320,412	(320,412)	—
Investments in unconsolidated entities	—	42,560	—	42,560	—	41,481	—	41,481
Deferred tax assets	39,407	9,150	(39,407)	9,150	19,685	3,816	(19,685)	3,816
Other noncurrent assets, net	31,477	255,577	(467)	286,587	35,277	169,799	(667)	204,409
Total noncurrent assets	489,782	3,586,507	(374,881)	3,701,408	508,947	3,474,138	(356,586)	3,626,499
Total assets	$537,344	$6,234,361	$(390,171)	$6,381,534	$543,730	$4,416,100	$(388,551)	$4,571,279
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$13,104	$93,312	$—	$106,416	$12,023	$85,644	$—	$97,667
Current portion of long-term debt and capital lease obligations	—	32,984	—	32,984	—	30,284	—	30,284
Deferred revenue and prepayments	30,291	29,698	—	59,989	26,636	30,857	—	57,493
Accrued interest	—	46,255	—	46,255	—	8,310	—	8,310
Accrued compensation	—	33,457	—	33,457	—	31,932	—	31,932
Advances from affiliates, net	—	598	—	598	—	3,773	—	3,773
Inter-group advances	—	14,259	(14,259)	—	30,398	—	(30,398)	—
Accrued expenses and other	46,192	34,420	—	80,612	26,399	57,102	—	83,501
Total current liabilities	89,587	284,983	(14,259)	360,311	95,456	247,902	(30,398)	312,960
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of unamortized debt issuance costs	—	3,622,463	—	3,622,463	—	2,154,988	—	2,154,988
Deferred tax liabilities	—	567,869	(39,407)	528,462	—	472,035	(19,685)	452,350
Advances from affiliates	—	31,968	—	31,968	—	25,283	—	25,283
Other noncurrent liabilities	5,416	77,891	—	83,307	2,576	81,482	—	84,058
Total noncurrent liabilities	5,416	4,300,191	(39,407)	4,266,200	2,576	2,733,788	(19,685)	2,716,679
Total liabilities	95,003	4,585,174	(53,666)	4,626,511	98,032	2,981,690	(50,083)	3,029,639
Commitments and Contingencies
Shareholders’ Equity:
Equity/ Attributed net assets	442,341	1,636,357	(336,505)	1,742,193	445,698	1,423,100	(338,468)	1,530,330
Noncontrolling interests	—	12,830	—	12,830	—	11,310	—	11,310
Total shareholders’ equity	442,341	1,649,187	(336,505)	1,755,023	445,698	1,434,410	(338,468)	1,541,640
Total liabilities and equity/attributed net assets	$537,344	$6,234,361	$(390,171)	$6,381,534	$543,730	$4,416,100	$(388,551)	$4,571,279

Condensed Attributed Statements of Operations
(In thousands)
(Unaudited)

	Attributed For the Year Ended December 31, 2016				Attributed For the Year Ended December 31, 2015				Attributed For the Year Ended December 31, 2014
	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated
Revenue:
Services and equipment revenue - DISH Network	$—	$458,387	$—	$458,387	$—	$529,605	$—	$529,605	$—	$519,928	$—	$519,928
Services and equipment revenue - other	641,360	1,026,733	(326,687)	1,341,406	613,708	1,022,256	(328,437)	1,307,527	562,495	990,940	(265,386)	1,288,049
Total revenue	641,360	1,485,120	(326,687)	1,799,793	613,708	1,551,861	(328,437)	1,837,132	562,495	1,510,868	(265,386)	1,807,977
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	372,625	668,054	(317,969)	722,710	360,947	675,888	(315,827)	721,008	320,127	677,946	(253,133)	744,940
Selling, general and administrative expenses	142,130	138,918	—	281,048	146,163	130,453	—	276,616	143,987	120,623	—	264,610
Research and development expenses	—	31,170	—	31,170	—	26,377	—	26,377	878	19,314	—	20,192
Depreciation and amortization	132,122	290,279	(8,268)	414,133	139,443	296,138	(5,454)	430,127	134,952	318,538	(1,352)	452,138
Total costs and expenses	646,877	1,128,421	(326,237)	1,449,061	646,553	1,128,856	(321,281)	1,454,128	599,944	1,136,421	(254,485)	1,481,880
Operating income (loss)	(5,517)	356,699	(450)	350,732	(32,845)	423,005	(7,156)	383,004	(37,449)	374,447	(10,901)	326,097
Other Income (Expense):
Interest income	—	12,636	(38)	12,598	—	4,569	(153)	4,416	1	3,279	(46)	3,234
Interest expense, net of amounts capitalized	(38)	(187,198)	38	(187,198)	(153)	(169,150)	153	(169,150)	(45)	(191,259)	46	(191,258)
Loss from partial redemption of debt	—	—	—	—	—	(5,044)	—	(5,044)	—	—	—	—
Other-than-temporary impairment loss on available-for-sale securities	—	—	—	—	—	(6,139)	—	(6,139)	—	—	—	—
Gains (losses) on marketable investment securities, net	—	6,995	—	6,995	—	(6,463)	—	(6,463)	—	(32)	—	(32)
Equity in earnings of unconsolidated affiliate	—	9,444	—	9,444	—	8,502	—	8,502	—	5,121	—	5,121
Economic interest in earnings (loss) of Hughes Retail Group	—	(2,413)	2,413	—	—	(14,330)	14,330	—	—	(15,943)	15,943	—
Other, net	—	2,909	—	2,909	—	2,222	—	2,222	—	(485)	—	(485)
Total other income (expense), net	(38)	(157,627)	2,413	(155,252)	(153)	(185,833)	14,330	(171,656)	(44)	(199,319)	15,943	(183,420)
Income (loss) before income taxes	(5,555)	199,072	1,963	195,480	(32,998)	237,172	7,174	211,348	(37,493)	175,128	5,042	142,677
Income tax benefit (provision), net	2,198	(75,957)	—	(73,759)	13,065	(85,429)	—	(72,364)	14,836	(54,931)	—	(40,095)
Net income (loss)	(3,357)	123,115	1,963	121,721	(19,933)	151,743	7,174	138,984	(22,657)	120,197	5,042	102,582
Less: Net income attributable to noncontrolling interests	—	1,706	—	1,706	—	1,617	—	1,617	—	1,389	—	1,389
Net income (loss) attributable to HSS	$(3,357)	$121,409	$1,963	$120,015	$(19,933)	$150,126	$7,174	$137,367	$(22,657)	$118,808	$5,042	$101,193

Condensed Attributed Statements of Cash Flows
(In thousands)
(Unaudited)

	Attributed For the Year Ended December 31, 2016				Attributed For the Year Ended December 31, 2015				Attributed For the Year Ended December 31, 2014
	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated	Hughes Retail Group	HSSC Group	Inter-Group Eliminations	HSS Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(3,357)	$123,115	$1,963	$121,721	$(19,933)	$151,743	$7,174	$138,984	$(22,657)	$120,197	$5,042	$102,582
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	132,122	290,279	(8,268)	414,133	139,443	296,138	(5,454)	430,127	134,952	318,538	(1,352)	452,138
Equity in earnings of unconsolidated affiliate	—	(9,444)	—	(9,444)	—	(8,502)	—	(8,502)	—	(5,121)	—	(5,121)
Economic interest in loss (earnings) of Hughes Retail Group	—	2,413	(2,413)	—	—	14,330	(14,330)	—	—	15,943	(15,943)	—
Amortization of debt issuance costs	—	6,551	—	6,551	—	6,042	—	6,042	—	5,813	—	5,813
Loss from partial redemption of debt	—	—	—	—	—	5,044	—	5,044	—	—	—	—
Dividends received from unconsolidated entity	—	10,000	—	10,000		—		—		2,400		2,400
Proceeds from sale of trading securities	—	7,140	—	7,140	—	380	—	380	—	17,053	—	17,053
Losses (gains) and other-than-temporary impairments on marketable investment securities, net	—	(6,995)	—	(6,995)	—	12,602	—	12,602	—	32	—	32
Stock-based compensation	—	4,822	—	4,822	—	5,204	—	5,204	—	3,152	—	3,152
Deferred tax provision (benefit)	(19,722)	90,623	—	70,901	(24,162)	92,173	—	68,011	(31,607)	65,099	—	33,492
Changes in current assets and current liabilities, net	26,009	(103,100)	(536)	(77,627)	13,951	(102,616)	(331)	(88,996)	18,996	29,999	1,899	50,894
Changes in noncurrent assets and noncurrent liabilities, net	6,640	7,793	(200)	14,233	3,946	4,072	20	8,038	(687)	(8,503)	647	(8,543)
Other, net	—	10,436	—	10,436	—	(1,444)	—	(1,444)	—	(320)	—	(320)
Net cash flows from operating activities	141,692	433,633	(9,454)	565,871	113,245	475,166	(12,921)	575,490	98,997	564,282	(9,707)	653,572
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(396,730)	—	(396,730)	—	(208,821)	—	(208,821)	—	(509,814)	—	(509,814)
Sales and maturities of marketable investment securities	—	452,446	—	452,446	—	355,202	—	355,202	—	234,970	—	234,970
Expenditures for property and equipment	(97,035)	(293,706)	9,454	(381,287)	(116,194)	(283,441)	12,921	(386,714)	(125,882)	(131,166)	9,707	(247,341)
Change in restricted cash and cash equivalents	—	8,320	—	8,320	—	(2,488)	—	(2,488)	—	(2,538)	—	(2,538)
Inter-group advances	(14,259)	30,398	(16,139)	—	—	(2,949)	2,949	—	—	(27,449)	27,449	—
Payment for EchoStar XXI launch services	—	(23,750)	—	(23,750)	—	(11,875)	—	(11,875)	—	—	—	—
Expenditures for externally marketed software	—	(23,252)	—	(23,252)	—	(22,327)	—	(22,327)	—	(22,955)	—	(22,955)
Other, net	—	(1,636)	—	(1,636)	—	(10)	—	(10)	—	(35)	—	(35)
Net cash flows from investing activities	(111,294)	(247,910)	(6,685)	(365,889)	(116,194)	(176,709)	15,870	(277,033)	(125,882)	(458,987)	37,156	(547,713)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	1,500,000	—	1,500,000	—	—	—	—	—	—	—	—
Payments of debt issuance costs	—	(7,097)	—	(7,097)	—	—	—	—	—	—	—	—
Net Proceeds from issuance of Hughes Retail Preferred Tracking Stock	—	—	—	—	—	—	—	—	—	10,601	—	10,601
Repayment of 6 1/2% Senior Notes Due 2019 and related premium	—	—	—	—	—	(113,300)	—	(113,300)	—	—	—	—
Repayment of other long-term debt and capital lease obligations	—	(31,669)	—	(31,669)	—	(39,441)	—	(39,441)	—	(59,835)	—	(59,835)
Advances from affiliates	—	6,982	—	6,982		20,002	—	20,002	—	—	—	—
Inter-group advances	(30,398)	14,259	16,139	—	2,949	—	(2,949)	—	27,449	—	(27,449)	—
Capital contribution from EchoStar	—	23,750	—	23,750	—	—	—	—	—	—	—	—
Inter-group equity contributions (distributions), net	—	—	—	—	—	—	—	—	(564)	564	—	—
Other, net	—	(4,157)	—	(4,157)	—	(5,154)	—	(5,154)	—	107	—	107
Net cash flows from financing activities	(30,398)	1,502,068	16,139	1,487,809	2,949	(137,893)	(2,949)	(137,893)	26,885	(48,563)	(27,449)	(49,127)
Effect of exchange rates on cash and cash equivalents	—	183	—	183	—	(3,131)	—	(3,131)	—	5,116	—	5,116
Net increase (decrease) in cash and cash equivalents	—	1,687,974	—	1,687,974	—	157,433	—	157,433	—	61,848	—	61,848
Cash and cash equivalents, beginning of period	—	382,990	—	382,990	—	225,557	—	225,557	—	163,709	—	163,709
Cash and cash equivalents, end of period	$—	$2,070,964	$—	$2,070,964	$—	$382,990	$—	$382,990	$—	$225,557	$—	$225,557

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION
(Unaudited)

Note 1.    Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers in the United States, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group consists of all other operations of HSS, including all existing and future businesses other than the Hughes Retail Group.  HSS has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of HSS to either the Hughes Retail Group or the HSSC Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.    Basis of Presentation

The overall objective of the attributed financial information is to present HSS’ attributed amounts reported in its consolidated financial statements to the Hughes Retail Group and the HSSC Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups.  The Policy Statement does not explicitly address the attribution of all amounts reported in our consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers in the United States, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the HSSC Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the HSSC Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common shareholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the HSSC Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the HSSC Group based on cost plus a fixed margin percentage.  Income taxes incurred by HSS and its subsidiaries that include operations of the Hughes Retail Group are allocated between the HSSC Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in HSS’ consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and HSS’ common shareholders.  The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC.  Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION - Continued
(Unaudited)

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the HSSC Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the HSSC Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the HSSC Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of the Hughes Retail Group cost of sales is based on the specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by HSS.

Cash Flow Attributions

The Hughes Retail Group participates in HSS’ centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by HSS on its cash and marketable investment securities portfolio.  There is no allocation of HSS’ long-term debt or related interest costs to the Hughes Retail Group.

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the HSSC Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above.  However,

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION - Continued
(Unaudited)

because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers.  In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources.  In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014.  In such periods, HSS’ equity in the net assets of the Hughes Retail Group is presented as “Equity/ Attributed net assets” and periodic changes in such equity are presented as “Inter-group equity contributions (distributions), net” within financing activities in the attributed statements of cash flows.  As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3.    Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable Life (In Years)	As of December 31,
		2016	2015
		(In thousands)
Customer rental equipment	2-4	$681,121	$584,086
Accumulated depreciation		(537,625)	(421,589)
Property and equipment, net		$143,496	$162,497

Depreciation expense associated with the Hughes Retail Group property and equipment, net of retirements, was $116.0 million, $119.8 million and $110.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 4.    Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of December 31,
	2016			2015
	Cost	Accumulated Amortization	Carrying Amount	Cost	Accumulated Amortization	Carrying Amount
	(In thousands)
Customer relationships	$145,100	$(141,148)	$3,952	$145,100	$(129,660)	$15,440
Technology-based	23,500	(21,868)	1,632	23,500	(17,951)	5,549
Trademark portfolio	13,620	(3,802)	9,818	13,620	(3,121)	10,499
Total other intangible assets	$182,220	$(166,818)	$15,402	$182,220	$(150,732)	$31,488

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset.  Other intangible assets are amortized on a straight-line basis over the periods the assets are

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION - Continued
(Unaudited)

expected to contribute to our cash flows.  Amortization expense was $16.1 million, $19.6 million and $24.2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 5.    Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.

Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the HSSC Group.  Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

We have accounted for income taxes for the Hughes Retail Group in the accompanying attributed financial information in a manner similar to a stand-alone company.  To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

The components of the benefit (provision) for income taxes for the Hughes Retail Group are as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(In thousands)
Current:
Federal	$(14,411)	$(9,125)	$(13,788)
State and local	(3,114)	(1,972)	(2,982)
Total current benefit (provision)	(17,525)	(11,097)	(16,770)
Deferred:
Federal	17,445	21,372	27,954
State and local	2,278	2,790	3,652
Income tax benefit (provision)	19,723	24,162	31,606
Total income tax benefit (provision) , net	$2,198	$13,065	$14,836

The actual tax provisions for the Hughes Retail Group for the years ended December 31, 2016, 2015 and 2014 reconcile to the amounts computed by applying the statutory federal tax rate to income (loss) before income taxes as shown below:

	For the Years Ended December 31,
	2016	2015	2014
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	4.6%	4.6%	4.6%
Total effective tax rate	39.6%	39.6%	39.6%

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION - Continued
(Unaudited)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the Hughes Retail Group are presented below:

	As of December 31,
	2016	2015
	(In thousands)
Deferred tax assets
Accrued expense	$4,346	$5,875
Deferred revenue	2,143	1,019
Depreciation and amortization	32,918	12,791
Total deferred tax assets	$39,407	$19,685

Note 6.    Equity/Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and the HSSC Group represent the excess of attributed assets over attributed liabilities for the respective groups.  The HSSC Group equity reflects EchoStar’s aggregate 71.89% economic interest in the net assets of the Hughes Retail Group, which comprises DISH Network’s 51.89% economic interest in the Hughes Retail Group represented by EchoStar Tracking Stock and EchoStar’s 20.0% retained interest in the Hughes Retail Group.

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of December 31,
	2016	2015
	(In thousands)
Attributed paid-in-capital	$456,122	$456,122
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	33,395
Periods beginning March 1, 2014	(47,176)	(43,819)
Total	(13,781)	(10,424)
Total equity/ attributed net assets	$442,341	$445,698